
May 7, 2025

Bastiaan van der Baan
President and Chief Executive Officer
Lixte Biotechnology Holdings, Inc.
680 East Colorado Boulevard, Suite 180
Pasadena, CA 91101

  Re: Lixte Biotechnology Holdings, Inc.
    Draft Registration Statement on Form S-1
    Submitted May 2, 2025
    CIK No. 0001335105

Dear Bastiaan van der Baan:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: David Ficksman, Esq.